Exhibit 4.11

Asset Purchase Agreement dated November 16, 2006 between Eskimo Pie Frozen Distribution, Inc. and Southwest Traders, Inc. - Florida

This ASSET PURCHASE AGREEMENT is dated as of November 16, 2006, (the “Agreement”) by and among Eskimo Pie Frozen Distribution, Inc., a Delaware corporation (“Seller”) and Southwest Traders Inc., a California corporation (the “Buyer”) and Integrated Brands, Inc., a New Jersey corporation which is a party to this Agreement solely for purposes of Section 6.6 and Section 6.11 of this Agreement.

W I T N E S E T H:

A.           Seller operates a frozen food distribution business in the state of Florida (“East Coast Operations”).

B.           Buyer desires to purchase from Seller certain assets related to Seller’s East Coast Operations as further set forth in this Agreement and Seller desires to sell such assets to Buyer, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements hereinafter contained, the parties hereto hereby agree as follows:

SECTION 1.  DEFINITIONS.

As used in this Agreement (including the recitals and schedules hereto), the following terms shall have the following meanings (such meanings to be applicable equally to both singular and plural forms of the terms defined):

“Accounts Receivable Amount” shall have the meaning set forth in Section 2.4(a);

“Accounts Receivable Deadline” shall have the meaning set forth in Section 2.4(b);

“Accounts Receivable” shall have the meaning set forth in Section 2.1(e) hereof;

“Acquired Inventory” shall have the meaning set forth in Section 2.1(d) hereof;

“Acquired Inventory Price” shall have the meaning set forth in Section 2.2(a) hereof;

“Affiliate” shall mean, as to any Person, any other Person which directly or indirectly controls, or is under common control with, or is controlled by, such Person.  As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise) of such Person;

“Assumed Trade Payables” shall have the meaning set forth in Section 2.1(f) hereof;

“Bill of Sale and Assignment of Owned Vehicles” shall have the meaning set forth in Section 3.3(c) hereof

“Bill of Sale and Assignment of Purchased Assets” shall have the meaning set forth in Section 3.3(b) hereof;

“Business Day” shall mean days other than Saturdays, Sundays and other legal holidays or days on which the banks in New York, New York are closed;

“Buyer” shall have the meaning set forth in the Recitals hereto;

“Buyer Indemnitees” shall have the meaning set forth in Section 7.2 hereof;

“Closing” shall have the meaning set forth in Section 3.1 hereof;

“Closing Date” shall have the meaning set forth in Section 3.1 hereof;

“East Coast Operations” shall have the meaning set forth in the Recitals hereto.

“Escrow Agent” shall have the meaning set forth in Section 2.3(c)(i) hereof;

“Escrow Agreement” shall have the meaning set forth in Section 2.3(c)(i) hereof;

“Governmental Authority” shall mean any foreign or United States federal, state or local government or political agency, division, subdivision thereof or any regulatory body, agency or authority or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof) or any arbitrator or arbitral body;

“Holdback” shall have the meaning set forth in Section 2.4(a) hereof;

“Holdback Delivery Date” shall have the meaning set forth in Section 2.4(c) hereof;

“Identifiers” shall have the meaning set forth in Section 6.8 hereof;

“Indemnifying Person” shall have the meaning set forth in Section 7.4 hereof;

“Indemnitees” shall have the meaning set forth in Section 7.4 hereof;

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien (statutory or other), right of way, easement, encroachment, right of first offer or first refusal, community or other marital property interest, equitable interest, conditional sale agreement or any other restriction with respect to use, ownership or transfer;

“Losses” shall have the meaning set forth in Section 7.2 hereof;

“Material Adverse Effect” shall mean an effect on or change in the business, operations, assets, properties or financial condition of the entity which when considered either individually or in the aggregate together with all other adverse changes or effects, is or is reasonably likely to be, materially adverse to the business, operations, assets, properties or financial condition of the entity except for any such effects resulting from (i) this Agreement, the transactions contemplated hereby or the announcement thereof, (ii) changes in general economic or political conditions or the industry of the entity in general, (iii) changes in laws generally applicable to the entity or the industry in which it operates or (iv) actions attributable to the entity or its Affiliates;

“Maximum Amount” shall have the meaning set forth in Section 7.3(a)(ii) hereof;

“Net Difference” shall have the meaning set forth in Section 2.2(b) hereof;

 “Ordinary Course of Business” means an action taken in the ordinary course of business, consistent with past practice;

“Other Fees” shall have the meaning set forth in Section 2.3(a) hereof;

“Owned Vehicles” shall have the meaning set forth in Section 2.1(i) hereof;

“Person” shall mean and include any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, any other unincorporated organization or Governmental Authority;

“Prepaid Rent” shall have the meaning set forth in Section 2.2(c) hereof;

“Proceeding” shall mean any claim, action, arbitration, audit, hearing, investigation, litigation or suit (whether in contract or tort or civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator;

“Purchase Price” shall have the meaning set forth in Section 2.2 hereof;

“Purchased Assets” shall have the meaning set forth in Section 2.1 hereof;

“Seller” shall have the meaning set forth in the Recitals hereto;

“Seller Indemnitees” shall have the meaning set forth in Section 7.5 hereof;

“Threshold Amount” shall have the meaning set forth in Section 7.3(a)(i) hereof;

“Transaction Documents” shall mean this Agreement, the schedules hereto, the Bill of Sale and Assignment of Purchased Assets, Bill of Sale and Assignment of Owned Vehicles, the Escrow Agreement and all other documents to be entered into or delivered by any party in connection with the transactions contemplated to be consummated pursuant to any of the foregoing; and

SECTION 2.  TRANSFER OF PURCHASED ASSETS; PURCHASE PRICE; PAYMENT; ESCROW.

2.1           Transfer of Assets.  Subject to the other terms and conditions herein set forth, the Seller shall sell, convey, transfer, assign and deliver to the Buyer, free and clear of any Lien, and the Buyer shall purchase from the Seller, on the Closing Date, all of the assets, properties, claims and rights specifically identified in the referenced schedules of this Agreement (hereinafter collectively referred to as the “Purchased Assets”).  The Purchased Assets shall include the following:

(a)           the real property leases set forth on Schedule 2.1(a), subject to the respective leases;

(b)           the customer lists and information and the supplier lists and information previously disclosed to Buyer;

(c)           the computer hardware and telecommunications equipment owned by the Seller that is set forth on Schedule 2.1(c);

(d)           the inventory of the East Coast Operations on the Closing Date (“Acquired Inventory”), but for purposes of calculating the Purchase Price to be paid on the Closing Date, the Acquired Inventory will be the inventory calculated as of 12:01 a.m. E.S.T on November 16, 2006 and a schedule reflecting the calculation as of 12:01 a.m. E.S.T on November 16, 2006 will be attached to this Agreement on the Closing Date as Schedule 2.1(d);

(e)           the accounts receivable which all are less than 60 days past due on the Closing Date (“Accounts Receivable”), but for purposes of calculating the Purchase Price to be paid on the Closing Date, the Accounts Receivable will be the accounts receivable which are less than 60 days past due calculated as of 12:01 a.m. E.S.T on November 16, 2006 and a schedule reflecting the calculation as of 12:01 a.m. E.S.T on November 16, 2006 will be attached to this Agreement on the Closing Date as Schedule 2.1(e);

(f)           the trade payables of the East Coast Operations on the Closing Date (“AssumedTrade Payables”) which includes the rental fees owed to Unilever, PLC for freezer assets accrued through the Closing Date, but for purposes of calculating the Purchase Price to be paid on the Closing Date, the Assumed Trade Payables will be the trade payables of the East Coast Operations calculated as of 12:01 a.m. E.S.T. on November 16, 2006 and a schedule reflecting the calculation as of 12:01 a.m. E.S.T on November 16, 2006 will be attached to this Agreement on the Closing Date as Schedule 2.1(f);

(g)           INTENTIONALLY OMITTED;

(h)           all leased trucks that are leased from either GE Capital or Ryder which are scheduled to any lease assignment documents to be prepared and executed either before or after the Closing and that are set forth on Schedule 2.1(h), subject to the respective leases;

(i)           the owned vehicles set forth on Schedule 2.1(i) and all titles to such Owned Vehicles in the possession of Seller on the Closing Date (“Owned Vehicles”); and

(j)           the goodwill associated with the items listed in subparagraphs (a) through (i) of this Section 2.1.

2.2           Purchase Price.  The purchase price for the Purchased Assets shall be determined as set forth below (the “Purchase Price”).  The Purchase Price for the Purchased Assets shall be the sum of the Acquired Inventory Price, the Net Difference and the Prepaid Rent, as defined as follows:

(a)           The “Acquired Inventory Price” for all of the Acquired Inventory shall be the value of the Acquired Inventory at the lower of cost or market value as of 12:01 a.m. E.S.T. on November 16, 2006.

(b)           The “Net Difference” shall be the difference between the Accounts Receivable and the Assumed Trade Payables as of 12:01 a.m. E.S.T. on November 16, 2006.

(c)           “Prepaid Rent” shall include all prepayments of rent for the month of November made by the Seller for the real property leases, the equipment leases and the vehicle leases in the amount that is set forth on Schedule 2.2(c) which shall be delivered by Seller on the Closing Date.

2.3           Payment of Purchase Price.  At the Closing, Buyer shall pay the Purchase Price as follows:

(a)           To Others:  The following amounts shall be paid by Buyer at Closing in immediately available funds to the Persons set forth below into the account designated for each such Person as set forth on Schedule 2.3(a) (“Other Fees” shall collectively refer to the fees payable to the Persons set forth below in Sections 2.3(a)(i) and (ii)):

(i)           the amount that is set forth on Schedule 2.3(a)(i) which shall be delivered by Duff & Phelps, LLC on the Closing Date, shall be paid to Duff & Phelps, LLC; and

(ii)           the amount that is set forth on Schedule 2.3(a)(i) which shall be delivered by Hanson, Bridgett, Marcus, Vlahos & Rudy LLP on the Closing Date, shall be paid to Hanson, Bridgett, Marcus, Vlahos & Rudy LLP.

(b)           To Seller:

(i)           If the Net Difference is Six Hundred Thousand Dollars ($600,000) or more, the Buyer shall pay to the Seller at the Closing in immediately available funds into the account set forth on Schedule 2.3(b) the Acquired Inventory Price, plus Prepaid Rent, plus fifty percent (50%) of the Net Difference, less the Other Fees.

(ii)           If the Net Difference is less than Six Hundred Thousand Dollars ($600,000), the Buyer shall pay to the Seller at Closing in immediately available funds into the account set forth on Schedule 2.3(b) an amount equal to the Purchase Price less the Other Fees and less the Three Hundred Thousand Dollars ($300,000) paid to the Escrow Agent pursuant to Section 2.3(c)(ii).

(c)           To Escrow:

(i)           If the Net Difference is Six Hundred Thousand Dollars ($600,000) or more, then at the Closing the Buyer shall pay in immediately available funds into the account set forth on Schedule 2.3(c)(1) to the escrow agent (“Escrow Agent”) named in the Escrow Agreement (the “Escrow Agreement”) attached as Schedule 2.3(c)(2), for application in accordance with the terms and conditions set forth in Section 2.4, fifty percent (50%) of the Net Difference.

(ii)           If the Net Difference is less than Six Hundred Thousand Dollars ($600,000), then at the Closing the Buyer shall pay in immediately available funds to the Escrow Agent into the account set forth on Schedule 2.3(c)(1) Three Hundred Thousand Dollars ($300,000) for application in accordance with the terms and conditions set forth in Section 2.4.

2.4           Terms of Escrow; Buyer’s Obligation to Collect Accounts Receivable.

(a)           Designation of Escrow Funds.  Two Hundred Thousand Dollars ($200,000) of the amount paid to the Escrow Agent pursuant to Section 2.3(c) shall be designated as the “Holdback”.  The balance of any amount paid to the Escrow Agent pursuant to Section 2.3(c) shall be designated as the “Accounts Receivable Amount”.

(b)           Accounts Receivable Amount; Buyer’s Obligation to Collect Accounts Receivable.  From the Closing Date until one hundred and twenty (120) days after the Closing Date (“Accounts Receivable Deadline”), Buyer shall act in good faith and use its best efforts to collect the Accounts Receivable and also Seller’s accounts receivable that are more than 60 days past due on the Closing Date, in accordance with industry standards for collection of accounts receivable.  Seller grants to Buyer a non-exclusive, nontransferable license to use Seller's name for billing and collection purposes during such one hundred and twenty (120) day period. Buyer shall indemnify and hold Seller Indemnitees harmless from any taxes or other Losses incurred by Seller Indemnitees relating to Buyer's use of Seller's name for such billing and collection purposes.  Buyer will promptly pay to Seller any amounts Buyer collects on Seller’s accounts receivable that are more than 60 days past due on the Closing Date. On the Accounts Receivable Deadline, Buyer agrees to immediately turn over the collection of any uncollected Accounts Receivable and also Seller’s uncollected accounts receivable that are more than 60 days past due on the Closing Date, to a collections agency of Seller’s choice who shall be instructed to pay any amounts collected on such Accounts Receivable to Seller.  On the Accounts Receivable Deadline, the Accounts Receivable Amount, plus interest earned on such amount, shall be paid out of escrow as follows:

(i)           If one hundred percent (100%) of the Accounts Receivable has been collected on the Accounts Receivable Deadline or if Buyer has not acted in good faith and used its best efforts from the Closing Date through the Accounts Receivable Deadline in accordance with industry standards for collection of accounts receivable to collect the Accounts Receivable and also Seller’s accounts receivable that are more than 60 days past due on the Closing Date, then Seller shall be paid all of the Accounts Receivable Amount, plus interest earned on such amount.

(ii)           If less than one hundred percent (100%) of the Accounts Receivable have been collected on the Accounts Receivable Deadline and provided that Buyer has acted in good faith and used its best efforts from the Closing Date through the Accounts Receivable Deadline in accordance with industry standards for collection of accounts receivable to collect the Accounts Receivable and also Seller’s accounts receivable that are more than 60 days past due on the Closing Date, then:

(A)           If the amount of uncollected Accounts Receivable is more than the Accounts Receivable Amount, then Buyer shall be paid all of the Accounts Receivable Amount, plus interest earned on such amount.

(B)           If the amount of uncollected Accounts Receivable is less than the Accounts Receivable Amount, then the Buyer shall be paid the amount of uncollected Accounts

Receivable out of the Accounts Receivable Amount, plus interest earned on such amount, and the Seller shall be paid the difference between the Accounts Receivable Amount and the amount of uncollected Accounts Receivable, plus interest earned on such amount.

(c)           Holdback.  The Holdback, plus interest earned on such amount, will be delivered to Seller on the date which is twelve (12) months after the Closing Date (the “HoldbackDelivery Date”). If Buyer has made a good faith claim or claims for indemnification under Section 7 hereof on or prior to the Holdback Delivery Date, then notwithstanding the provisions of this Subsection 2.4(c), the Escrow Agent shall continue to hold that portion of the Holdback otherwise required to be delivered on the Holdback Delivery Date or equal to the amount of such claim or claims (plus interest earned on such amount) until the validity of Buyer’s indemnification claim or claims has been determined pursuant to the provisions of the Escrow Agreement.  Buyer shall become the owner of that portion of the Holdback equal to the amount of the claim or claims determined to be valid (plus interest earned on such amount), and the balance (plus interest on such amount) shall be delivered to Seller.  Any indemnification to which Buyer shall be entitled under Section 7 hereof shall be limited to the amount of the Holdback.

SECTION 3.  CLOSING

3.1           Date of Closing.  The purchase and sale contemplated by this Agreement (the “Closing”) shall take place on November 17, 2006 (the “Closing Date”); provided, however, the Closing Date may be postponed to a date mutually agreed by the parties.  The Closing may be completed in separate locations with the use of fax or email and signatures in counterparts as permitted under Section 8.12 below.

3.2           Conditions to Obligation of Buyer and of Seller to Closing.

(a)           Seller.  The only conditions to the obligation of Seller to the Closing, which can be waived by Seller in its sole discretion, shall be (i) the delivery by Buyer of the Buyer closing deliveries set forth below in Section 3.3 on the Closing Date, and (ii) the closing on the Closing Date of Buyer's acquisition of certain assets in Seller's frozen food distribution business on the West Coast pursuant to an Asset Purchase Agreement for certain assets of Seller’s West Coast operations of even date with this Agreement.

(b)           Buyer.  The only conditions to the obligation of Buyer to the Closing, which can be waived by Buyer in its sole discretion, shall be (i) the delivery by Seller of the Seller closing deliveries set forth below in Section 3.4 on the Closing Date, (ii) Seller’s compliance with the covenant set forth in Section 6.12, and (iii) the closing on the Closing Date of Buyer's acquisition of certain assets in Seller's frozen food distribution business on the West Coast pursuant to an Asset Purchase Agreement for certain assets of Seller’s West Coast operations of even date with this Agreement.

3.3           Buyer Deliveries at Closing.  At the Closing, the Buyer shall deliver (and shall have executed any deliverable as necessary) to Seller each of the following:

(a)           the Purchase Price payable in accordance with Section 2.3;

(b)           the Bill of Sale and Assignment of Purchased Assets (other than the Owned Vehicles) in the form attached hereto as Schedule 3.3(b) (“Bill of Sale and Assignment of Purchased Assets”);

(c)           the Bill of Sale and Assignment of Owned Vehicles in the form attached hereto as Schedule 3.3(c) (“Bill of Sale and Assignment of Owned Vehicles”); and

(d)           the Escrow Agreement.

3.4           Seller Deliveries at Closing:  At the Closing, the Seller shall deliver (and shall execute any deliverable as necessary) to Buyer each of the following:

(a)           the Bill of Sale and Assignment of Purchased Assets;

(b)           the Bill of Sale and Assignment of Owned Vehicles;

(c)           all endorsements, assignments and other instruments of conveyance that shall be necessary and sufficient to transfer title to the remaining Purchased Assets to Buyer;

(d)           physical possession and control of the Purchased Assets;

(e)           the Escrow Agreement; and

(f)           UCC-3 Financing Statements, discharges and releases, releasing all Liens on the Purchased Assets.

SECTION 4.  REPRESENTATIONS AND WARRANTIES OF THE SELLER.

Seller represents and warrants to Buyer, as of the date of this Agreement and as of the Closing Date, as follows:

4.1           Disclosure Schedule.  Seller has delivered to Buyer individually numbered schedules (collectively, the “Disclosure Schedule”) corresponding to the subsections of this Agreement.  Each individual schedule in the Disclosure Schedule contains exceptions to the specifically identified section and subsection contained in this Section  and sets forth each exception in reasonable detail, with attached documentation as necessary to reasonably explain the exception.  Any exception to the representations and warranties contained in a section or subsection of this Section is described in a separate schedule of the Disclosure Schedule that specifically identifies the applicable section or subsection of this Section and shall be deemed to modify the representation and warranty contained in this Agreement.  To the knowledge of the Seller, the Disclosure Schedule is complete and accurate in all respects.  To the knowledge of the Seller, Seller has provided Buyer with true and complete copies of all documents referenced in the Disclosure Schedule.

4.2           Authorization; Enforceability.  The execution, delivery and performance by Seller of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby are within the corporate power and authority of Seller and have been duly authorized by all necessary corporate action on the part of Seller.  This Agreement and the Transaction Documents have been duly executed and delivered by and constitute the legal, valid and binding obligation of the Seller, enforceable against it in accordance with its respective terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law).

4.3           No Conflict or Violation.  The execution, delivery and performance by the Seller of the Transaction Documents does not and will not violate or conflict with any provision of the Articles of Incorporation or By-Laws of the Seller.

4.4           Acquired Inventory.  The Seller has good and marketable title to the Acquired Inventory.  The Acquired Inventory shall (a) not be damaged, defective or obsolete, (b) be readily usable or saleable, (c) meet all applicable requirements of any applicable Governmental Authority, and (d) meet all other applicable quality standards for manufacturing or resale.

4.5           Brokers.  Except for the fees payable to Duff & Phelps, LLC, the Seller has not incurred or become liable for any broker’s commission or finder’s fee relating to or in connection with the transactions contemplated by this Agreement.

4.6           Accuracy of Statements.  No representation or warranty made by any Seller in this Agreement, or any written statement, certificate, or schedule furnished, or to be furnished, to Buyer pursuant to this Agreement, or in connection with the transactions contemplated by this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements not misleading.  The representations and warranties of Seller shall be deemed to be made as of the Closing Date.

4.7           Litigation.  To Seller’s knowledge, there is no claim, legal action, suit, arbitration, investigation or hearing of which the Seller has received notice, notice of claim or other legal, administrative or governmental proceedings pending against Seller or any of the Purchased Assets (or in which the Seller is a plaintiff or otherwise a party thereto) relating to the Purchased Assets.

4.8           Environmental Compliance Matters.  To Seller’s knowledge, Seller has not received any notice of any claim, proceeding or investigation under federal, state or local law relating to air, soil, subsurface and water pollution, soil monitoring and the storage, treatment, disposal, removal, remediation, release, discharge or emission or any Hazardous Material (as defined below) with respect to the real property subject to the leases identified in Schedule 2.1(a). For the purposes of this Agreement, Hazardous Material shall mean any flammables, asbestos, explosives, radioactive materials, hazardous wastes, toxic substances or related materials, including, without limitation, any substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” or “toxic substances” under any applicable federal, state, or local laws, rules, regulations or orders or which federal, state or local laws, rules, regulations or orders designate as potentially dangerous to public health and/or safety when present in the environment.

4.9           Leases.  To Seller’s knowledge, except for the notice of default for Ft. Myers which has been delivered to Buyer, Seller has not received any notice of a default by any party to the real property leases identified on Schedule 2.1(a) or the vehicle leases identified in Schedule 2.1 (h).

4.10           Knowledge; Disclosure.

(a)           Whenever a representation or warranty made by the Seller herein refers to the knowledge of the Seller, such knowledge shall be deemed to consist of the actual or constructive knowledge, possessed or which would be possessed, after reasonable inquiry of appropriate management personnel of Seller, and review of the books and records of Seller on the Closing Date of either David Stein or Frank Orfanello.

(b)           Notwithstanding anything to the contrary contained in this Agreement or in the Disclosure Schedule, any information disclosed in one Section of the Disclosure Schedule shall be deemed to be disclosed in another Section of the Disclosure Schedule to which such information may reasonably apply so long as such disclosure with respect to such information is in sufficient detail to enable a reasonable reader to identify its applicability to the relevant provision of the Agreement.  Certain information set forth in the Disclosure Schedule is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement.  The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made by the Seller in this Agreement or that such information is material, nor shall such information be deemed to establish a standard of materiality, nor shall it be deemed an admission of any liability of, or concession as to any defense available to, the Seller.

SECTION 5.  REPRESENTATIONS AND WARRANTIES OF THE BUYER.

The Buyer hereby represents and warrants to the Seller, as of the date of this Agreement and as of the Closing Date, as follows:

5.1           Authorization; Enforceability. The execution, delivery and performance by Buyer of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby are within the corporate power and authority of Buyer and have been duly authorized by all necessary action on the part of Buyer.  This Agreement and the Transaction Documents have been duly executed and delivered by and constitute the legal, valid and binding obligation of Buyer, enforceable against it in accordance with its respective terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at law).

5.2           No Conflict or Violation.  The execution, delivery and performance by the Buyer of the Transaction Documents does not and will not violate or conflict with any provision of the Articles of Incorporation or By-laws of the Buyer and does not and will not violate any provision of law, or any order, judgment or decree of any court or other Governmental Authority or regulatory authority.

5.3           Consents and Approval. No consent, waiver, authorization or approval of any Governmental Authority or regulatory authority, domestic or foreign, or of any other Person, is required by the Buyer in connection with the execution and delivery of the Transaction Documents by the Buyer or the performance by the Buyer of its obligations thereunder.

5.4           No Litigation.  There are no Proceedings, pending or, to the knowledge of the Buyer, threatened, before any federal, state or local court or Governmental Authority, or before any arbitrator of any nature, brought by or against the Buyer or any of its officers, directors, employees, agents or Affiliates as to which there is a reasonable likelihood of an adverse determination and which, if adversely determined (a) would delay, hinder or prevent the consummation of the transactions contemplated by this Agreement by Buyer, or (b) would have a Material Adverse Effect on the ability of Buyer to perform its obligations under this Agreement.

5.5           Brokers.  The Buyer has not incurred or become liable for any broker’s commission or finder’s fee relating to or in connection with this Agreement or the transactions contemplated hereby.

5.6           Access.  The Buyer acknowledges that Seller has provided Buyer with statements of Seller’s Acquired Inventory, Accounts Receivable and Assumed Trade Payables calculated as of November 9, 2006.  The Buyer acknowledges that up through the date of this Agreement, Seller has provided Buyer with reasonable access to the properties, books, records and employees of Seller’s East Coast Operations.  The Buyer represents and warrants that it has reviewed all documents made available to it (either directly by Seller and its representatives or by accessing such documents on a public website) among Seller, Dreyer’s Grand Ice Cream, Inc. and Nestle Ice Cream Company, LLC.

SECTION 6.  ADDITIONAL COVENANTS.

The Seller and Buyer covenant and agree as follows:

6.1           Collection of Receivables.  Pursuant to Section 2.4(b), Buyer shall have the right, authority and obligation after the Closing Date and until the Accounts Receivable Deadline to collect all Accounts Receivables and also Seller’s accounts receivable that are more than 60 days past due on the Closing Date.  Buyer will promptly pay to Seller any amounts Buyer collects on Seller’s accounts receivable that are more than 60 days past due on the Closing Date. On the Accounts Receivable Deadline, Buyer agrees to immediately turn over the collection of any uncollected Accounts Receivable and also Seller’s uncollected accounts receivable that are more than 60 days past due on the Closing Date, to a collections agency of Seller’s choice who shall be instructed to pay any amounts collected on such Accounts Receivable to Seller.  Seller acknowledges and agrees that if Seller is paid amounts for Accounts Receivable after the Closing Date and before the Accounts Receivable Deadline, Seller shall promptly pay such funds to Buyer.

6.2           Payment of Assumed Trade Payables.  Buyer will pay all Assumed Trade Payables within sixty (60) days after the Closing Date; provided, however, that payment of a particular Assumed Trade Payable may be delayed for a commercially reasonable period in the event of a bona fide dispute with the vendor of a particular Assumed Trade Payable if the Buyer acts in good faith to resolve such bona fide dispute.

6.3           Confidentiality.

(a)           The Buyer acknowledges that the information provided to it in connection with the transactions contemplated hereby remains subject to the terms of a confidentiality agreement dated August 10, 2006 through the Closing Date.

(b)           For a period of two (2) years after the Closing Date, the Buyer will keep confidential and will not use or disclose to any Person any and all confidential information provided to it by the Seller or its Affiliates or their representatives concerning the Seller or its Affiliates or their respective businesses other than information that is included in the Purchased Assets.  From and after the Closing, the Seller will keep confidential and will not use or disclose to any Person any and all confidential information that is expressly included in the Purchased Assets; provided that the foregoing shall not include financial information relating to historical operations of the Seller’s business as necessary in connection with the Seller’s and its Affiliates retained operations.

6.4           Press Release.  Prior to and subsequent to the Closing, the parties hereto will, and will cause each of their Affiliates and representatives to, maintain the confidentiality of this Agreement and will not, and will cause each of their Affiliates not to, issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other parties hereto which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other parties hereto, issue or cause publication of any such press release or public announcement to the extent that such party reasonably determines, after consultation with outside legal counsel, such action to be required by law or by the rules of any applicable self-regulatory organization, in which event such party will use its commercially reasonable efforts to allow the other parties hereto reasonable time to comment on such press release or public announcement in advance of its issuance.

6.5           East Coast Operations Employees.  Seller will act in good faith in providing Buyer access to employees of Seller’s East Coast Operations prior to the Closing Date and Seller will assist in the transitioning of employees of Seller’s East Coast Operations.  Notwithstanding the foregoing, Buyer and each employee of Seller’s East Coast Operations will need to mutually agree that such employee will become an employee of Buyer, and accordingly, Seller makes no covenant concerning Buyer’s ability to hire any employee of the East Coast Operations.

6.6           Distribution Agreement.  Within thirty (30) days after the Closing Date, Integrated Brands, Inc. and Buyer will commence in good faith negotiations concerning mutually agreeable terms of a distribution agreement in accordance with normal and customary business practices pursuant to which Integrated Brands, Inc. will give Buyer the right to distribute certain products of Integrated Brands, Inc. in the non-grocery store channel in certain territories.

6.7           Ryder Trucks.  For a period of up to 7 days following the Closing Date (the "Term"), Seller shall allow Buyer to utilize the trucks and tractor currently leased by Seller from Ryder and used in the East Coast Operations. Seller shall continue its current insurance covering the trucks and tractor during the Term.  Buyer shall reimburse Seller, on a per diem basis, (i) the actual cost incurred by Seller under the respective Ryder leases and (ii) the actual cost of maintaining insurance of the trucks and tractor. Payment shall be made to Seller within 10 days following receipt of a detailed invoice.

6.8           Removal of Identifiers.  Within thirty (30) days after the Closing Date, Buyer will remove all of the trademarks, logos and other intellectual property of Seller or any third parties (“Identifiers”) from all vehicles, equipment, signage and other similar usage of such Identifiers on the Purchased Assets.  For thirty (30) days after the Closing Date, Seller hereby grants to Buyer a non-exclusive, non-transferable license to use the Identifiers of Seller on vehicles, signage and other similar usage of such Identifiers of Seller on the Purchased Assets if the Identifier of Seller was used on such item on the Closing Date.

6.9           Department of Transportation Numbers.  Promptly after the Closing Date, Buyer will apply Buyer’s Department of Transportation Numbers to all vehicles acquired as Purchased Assets.

6.10           Phone Service.  Buyer has requested that Seller continue phone service for the month of November at Seller’s facilities listed on Schedule 6.10 which schedule shall be delivered by Buyer on the Closing Date.  Buyer shall pay to Seller the costs of such phone services from the Closing Date through November 30, 2006 within five (5) days of receipt of an invoice from Seller for such costs.

6.11           Post-Closing Adjustments.  In order to facilitate the Closing occurring on the Closing Date, the parties acknowledge that the contents of each of the schedules for Acquired Inventory, Accounts Receivable and Assumed Trade Payables reflects the contents of the items in that particular schedule as of a few days prior to the Closing Date.  No later than thirty (30) days after the Closing Date, the Buyer and the Seller agree to reconcile the actual contents of each of the schedules for Acquired Inventory, Accounts Receivable and Assumed Trade Payables on the Closing Date against the respective schedule to this Agreement and if this reconciliation indicates that one party owes money to the other party, each party covenants and agrees to promptly pay any such money it owes to the other party.  Integrated Brands, Inc. agrees to guarantee payment of any amounts that the parties agree that Seller owes to Buyer as a result of the reconciliation contemplated by this Section 6.11.

6.12           Conduct of Business.  During the period from the date hereof until the Closing Date, the Seller will conduct the business of the East Coast Operations consistent with how the business of the East Coast Operations has been run during the week preceding the date hereof.

6.13           Efforts to Perform.  Seller and Buyer each shall use its commercially reasonable efforts to satisfy the covenants set forth in Section 6 of this Agreement in a timely and expeditious manner.

6.14           INTENTIONALLY OMITTED.

6.15           Transition Services. Seller will provide the services set forth on Schedule 6.15 as requested by Buyer for a period not to exceed thirty (30) days after the Closing Date.

SECTION 7.  SURVIVAL AND INDEMNIFICATION.

7.1           Survival of Representations and Warranties.  All representations and warranties of the Seller and the Buyer in this Agreement or in any instrument delivered pursuant to this Agreement shall be effective as of the Closing Date, and shall survive and continue until the date that is twelve (12) months following the Closing Date; provided, that if any claims for indemnification have been asserted with respect to any such representations and warranties prior to the end of such period, the representations and warranties on which any such claims are based shall continue in effect until final resolution of any claims.  All covenants and agreements to be performed pursuant to this Agreement shall continue indefinitely, subject to applicable statutes of limitation.

7.2           Indemnification by the Seller.  Notwithstanding the Closing or the delivery of the Purchased Assets and regardless of any investigation at any time made by or on behalf of the Buyer, the Seller shall indemnify and fully defend, save and hold the Buyer, any Affiliate of the Buyer and its shareholders, directors, officers, managers, agents, employees, successors and assigns (the “Buyer Indemnitees”), harmless if any Buyer Indemnitee shall at any time or from time to time suffer any demand, claim, damage, liability, loss, cost, expense (including all reasonable attorneys’ fees and expenses of investigation), deficiency, interest, penalty, impositions, assessments or fines (collectively, “Losses”) to the extent arising out of or resulting from, any one or more of the following:

(a)           any untruth or inaccuracy in any representations of the Seller contained in this Agreement or the Transaction Documents;

(b)           any failure of the Seller to duly perform or observe any term, provision, covenant, agreement contained herein or the Transaction Documents on the part of the Seller to be performed or observed; and

(c)           any claim or cause of action by any party against any Buyer Indemnitiees to the extent arising out of or related to the operation of the Purchased Assets by the Seller on or before the Closing Date, except for claims or causes of action related to liabilities specifically assumed by Buyer herein.

7.3           Limitations on Indemnification by Seller.

(a)           The indemnification obligations of the Seller pursuant to Section 7.2 shall be limited as follows:

(i)           The Seller shall have no obligation to provide any indemnification until the aggregate dollar amount of all Losses that would otherwise be indemnifiable pursuant to Section 7.2 exceeds Twenty-five Thousand Dollars ($25,000) (the “Threshold Amount”), and then only to the extent such aggregate amount exceeds such Threshold Amount;

(ii)           The Seller shall not be obligated to indemnify any Buyer Indemnitees pursuant to Section 7.2 for any amount of indemnifiable Losses in excess of the Holdback (the “Maximum Amount”); and

(iii)           The Seller shall not obligated to indemnify any Buyer Indemnitees for any Loss relating to a Buyer Indemnitees use of intellectual property of any third party.

Notwithstanding anything herein to the contrary, the limitations set forth in Section 7.3 shall not apply to or with respect to claims for fraud or intentional breach.

(b)           Payments pursuant to Section 7.2 shall be further limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity distribution or other similar payment actually received by Buyer Indemnitees from any third party with respect thereto (less any out of pocket costs or expenses resulting therefrom).  A Buyer Indemnitee shall exhaust all of its remedies against applicable insurers, indemnitees or contributors or any other party prior to seeking indemnification hereunder.  The amount of Losses otherwise recoverable under Section 7.2 shall be adjusted to the extent to which any federal, state, local or foreign tax liabilities or benefits are actually realized by the Buyer Indemnitees by reason of any Losses or indemnity payment hereunder in the year of the Loss.

(c)           No Buyer Indemnitee shall be entitled to any indemnification hereunder with respect to any breach of any representation, warranty or covenant with respect to which (i) any shareholder, director, officer, employee, representative or agent of Buyer had actual knowledge, at any time prior to the Closing, of such breach, that such breach was threatened or of the events, circumstances or conditions constituting or resulting in such breach, or (ii) to the extent Buyer or such Buyer Indemnitee could have, with reasonable efforts, mitigated or prevented the Buyer Losses with respect to such breach.

(d)           Notwithstanding anything herein to the contrary, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of Buyer or a Buyer Indemnitee, after the consummation of the transactions contemplated hereby, to rescind this Agreement or any of the transactions contemplated hereby.

(e)           Neither the Seller nor any of its Affiliates shall have any liability under any provision of this Agreement for any consequential, exemplary or punitive damages or any multiple of damages or diminution in value.  Buyer and each Buyer Indemnitee, shall take all reasonable steps to mitigate Buyer Losses for which indemnification may be claimed by them pursuant to this Agreement upon and after becoming aware of any event that could reasonably be expected to give rise to such Buyer Losses.

(f)           Any actual indemnity payment under Section 7.2 shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

7.4           Procedures for Indemnification.   The Buyer Indemnitees and Seller Indemnitees shall be referred to in this Section 7.4 as the “Indemnitees”.  Indemnitees shall give the party against whom indemnification is sought pursuant to this Section 7 (the “Indemnifying Person”) prompt notice of any written claim, demand, assessment, action, suit or Proceeding to which the indemnity set forth in this Section 7 applies.  If the document evidencing such claim or demand is a court pleading, the Indemnitee shall give such notice, including a copy of such pleading, within seven (7) days of receipt of such pleading, otherwise, the Indemnitee shall give such notice within thirty (30) days of the date it receives written notice of such claim.  Failure to give timely notice of a matter which may give rise to an indemnification claim shall not affect the rights of the Indemnitee to collect such Loss from the Indemnifying Person so long as such failure to so notify does not materially adversely affect the Indemnifying Person’s ability to defend such Loss against a third party.

If the Indemnitee’s request for indemnification arises from the claim of a third party, the Indemnifying Person may, at its option, assume control of the defense of any such claim, or any litigation resulting from such claim so long as (a) the Indemnifying Person gives written notice to the Indemnitee within twenty (20) days after the Indemnitee has given notice of the third party claim that the Indemnifying Person will indemnify the Indemnitee from and against the entirety of any and all Losses the Indemnitee may suffer resulting from, arising out of, relating to, in the nature of, or caused by the third party claim, (b) the Indemnifying Person provides the Indemnitee with evidence reasonably acceptable to the Indemnitee that the Indemnifying Person will have adequate financial resources to defend against the third party claim and fulfill its indemnification obligations hereunder, (c) the third party claim involves only money damages and does not seek an injunction or other equitable relief against the Indemnitee, (d) the Indemnitee has not been advised in writing by counsel that an actual or potential conflict exists between the Indemnitee and the Indemnifying Person in connection with the defense of the third party claim, (e) settlement of, an adverse judgment with respect to or the Indemnifying Person’s conduct of the defense of the third party claim is not, in the good faith judgment of the Indemnitee, likely to be adverse to the Indemnitee’s reputation or continuing business interests (including its relationships with current or potential customers, suppliers or other parties material to the conduct of its business) and (f) the Indemnifying Person conducts the defense of the third party claim actively and diligently.  The Indemnitee may retain separate co-counsel at its sole cost and expense and participate in the defense of the third party claim; provided, however, that the Indemnifying Person will pay the reasonable fees and expenses of separate co-counsel retained by the Indemnitee that are incurred prior to Indemnifying Person’s assumption of control of the defense of the third party claim.

Failure by the Indemnifying Person to notify the Indemnitee of its election to defend a complaint by a third party within twenty (20) days shall be a waiver by the Indemnifying Person of its right to respond to such complaint and within thirty (30) days after notice thereof shall be a waiver by the Indemnifying Person of its right to assume control of the defense of such claim or action.  If the Indemnifying Person assumes control of the defense of such claim or litigation resulting therefrom, the Indemnifying Person shall take all reasonable steps necessary in the defense or settlement of such claim or litigation resulting therefrom.  The Indemnifying Person shall not, in the defense of such claim or litigation, consent to entry of any judgment against any Indemnitee or enter into any settlement, involving any Indemnitee, except in either case with written consent of the Indemnitee, which consent shall not be unreasonably withheld or delayed.  The Indemnitee shall furnish the Indemnifying Person in reasonable detail all information the Indemnitee may have with respect to any such third-party claim and shall make available to the Indemnifying Person and its representatives all records and other similar materials which are reasonably required in the defense of such third-party claim and shall otherwise cooperate with and assist the Indemnifying Person in the defense of such third-party claim.

If the Indemnifying Person does not assume control of the defense of any such third-party claim or litigation resulting therefrom, the Indemnitee may defend against such claim or litigation in such manner as it may reasonably deem appropriate, and the Indemnifying Person shall indemnify the Indemnitee from any Loss indemnifiable under Section 7 incurred in connection therewith.  The Indemnifying Person shall not be obligated to the Indemnitee for any settlement or consent to a stay of judgment made by any Indemnitee if such settlement or consent is entered into without the prior written consent of the Indemnifying Person which consent shall not be unreasonably withheld or delayed.

If the Indemnitee should have a claim against the Indemnifying Person that does not involve a third party claim, the Indemnitee shall deliver a notice of such claim to the Indemnifying Person.  If the Indemnifying Person notifies the Indemnitee that it does not dispute the claim described in such notice or fails to notify the Indemnitee within thirty (30) days after delivery of such notice by the Indemnitee whether the Indemnifying Person disputes the claim described in such notice, the Loss in the amount specified in the Indemnitee’s notice will be conclusively deemed a liability of the Indemnifying Person and the Indemnifying Person shall pay the amount of such Loss to the Indemnitee on demand.  If the Indemnifying Person has timely disputed its liability with respect to such claim, a senior executive of each of the Indemnifying Person and the Indemnitee with full negotiating authority will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through the negotiations of such executives within sixty (60) days after the delivery of the Indemnitee’s notice of such claim, such dispute shall be resolved fully and finally by a court of competent jurisdiction.

7.5           Indemnification by the Buyer.  Notwithstanding the Closing or the delivery of the Purchased Assets, the Buyer shall indemnify and fully defend, save and hold the Seller, any other Affiliate of the Seller, and its shareholders, directors, officers, agents, employees, successors and assigns (the “Seller Indemnitees”), harmless if any Seller Indemnitee shall at any time or from time to time suffer any Losses arising out of or resulting from, or shall pay or become obligated to pay any sum on account of, any one or more of the following:

(a)           any untruth or inaccuracy in any representation of the Buyer or the breach of any warranty of the Buyer contained in this Agreement or the Transaction Documents;

(b)           any failure of the Buyer to duly perform or observe any term, provision, covenant, agreement or condition contained in this Agreement or the Transaction Documents on the part of the Buyer to be performed or observed; and

(c)           any claim or cause of action by any party against any Seller Indemnitee to the extent arising out of or related to the operation of the Purchased Assets by the Buyer on or after the Closing Date.

7.6           Limitations on Indemnification by Buyer.

(a)           Payments pursuant to Section 7.5 shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity distribution or other similar payment actually received by Seller Indemnitees from any third party with respect thereto.  A Seller Indemnitee shall exhaust all of its remedies against applicable insurers, Indemnitees or contributors or any other party prior to seeking indemnification hereunder.  The amount of Losses otherwise recoverable under Section 7.5 shall be adjusted to the extent to which any federal, state, local or foreign tax liabilities or benefits are realized by the Seller Indemnitees by reason of any Losses or indemnity payment hereunder.

(b)           Notwithstanding anything herein to the contrary, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of Seller or a Seller Indemnitee, after the consummation of the transactions contemplated hereby, to rescind this Agreement or any of the transactions contemplated hereby.

(c)           Neither the Buyer nor any of its Affiliates shall have any liability under any provision of this Agreement for any consequential, exemplary or punitive damages or any multiple of damages (other than such damages for the benefit of a third party).  Seller and each Seller Indemnitee, shall take all reasonable steps to mitigate Seller Losses for which indemnification may be claimed by them pursuant to this Agreement upon and after becoming aware of any events that could reasonably be expected to give rise to such Seller Losses.

(d)           Any actual indemnity payment under Section 7.5 shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

(e)           No Seller Indemnitee shall be entitled to any indemnification hereunder with respect to any breach of any representation, warranty or covenant with respect to which (i) any shareholder, director, officer, employee, representative or agent of Seller had actual knowledge, at any time prior to the Closing, of such breach, that such breach was threatened or of the events, circumstances or conditions constituting or resulting in such breach, or (ii) to the extent Seller or such Seller Indemnitee could have, with reasonable efforts, mitigated or prevented the Seller Losses with respect to such breach. Notwithstanding the foregoing, this limitation shall not apply with respect to knowledge, if any, of any shareholder, director, officer, employee, representative or agent of Seller with respect to the use of intellectual property of third parties on vehicles, signage and other similar usage on the Purchased Assets before or after the Closing.

7.7           Successors and Assigns.  All of the rights and obligations of the Seller and the Buyer pursuant to this Section 7 shall survive any sale, assignment or other transfer by the Buyer of title to or interest in any of the Purchased Assets or any part thereof and shall apply to and bind each and every successor and assign of the Buyer to any of the Purchased Assets.

7.8           Remedies Exclusive.  From and after the Closing, the rights of the parties to indemnification relating to this Agreement or the transactions contemplated hereby shall be strictly limited to those contained in this Section 7, and such indemnification rights shall be the exclusive remedies of the parties subsequent to the Closing Date with respect to this Agreement except for remedies for fraud or specific performance, injunctive or other equitable relief.  To the maximum extent permitted by law, the parties hereby waive all other remedies for breach of this Agreement and/or the representations, warranties and covenants in this Agreement, whether under any laws, at common law or otherwise.

7.9           Materiality.   Any qualifications in the representations, warranties and covenants with respect to a Material Adverse Effect, materiality, material or similar terms will not have any effect with respect to the calculation of the amount of any Losses or the application of the Threshold Amount pursuant to Section 7.3(a).

SECTION 8.  MISCELLANEOUS.

8.1           Successors and Assigns.  Except as permitted below, neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned, in whole or in part, by operation of law or otherwise by the parties hereto.  Any assignment in violation of the preceding sentence will be void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.  Notwithstanding the foregoing, Buyer may assign all or any part of its right and obligations hereunder, provided Buyer remains liable for all such obligations.

8.2           Governing Law; Jurisdiction.  This Agreement will be governed by, and construed in accordance with, the internal laws of the State of New York regardless of the laws that might otherwise govern under applicable principles of conflict of laws.

8.3           Expenses.  Except as otherwise provided herein, each of the parties hereto shall pay its own expenses in connection with this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby, including, without limitation, any legal and accounting fees, whether or not the transactions contemplated hereby are consummated.

8.4           Severability.  In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect.

8.5           Notices.  All notices, requests, claims, demands and other communications under this Agreement will be in writing and will be deemed given if delivered personally, sent by overnight courier (providing proof of delivery), or via facsimile to the parties at the following addresses (or at such other address for a party as specified by like notice):

If to the Seller:

Eskimo Pie Frozen Distribution, Inc.
c/o Integrated Brands Inc.
4175 Veterans Highway
Ronkonkoma, NY 11779
Attention: David J. Stein
Fax: (631) 737-9792

Copy to:

Hanson Bridgett
425 Market Street - 26th Floor
San Francisco, CA  94105
Attn:   Vicki L. Randall, Esq.
Fax: (415) 995-5008

If to the Buyer:

Southwest Traders Inc.
27565 Diaz Road
Temecula, CA 92590
Attn:    Kenneth C. Smith
Fax:  (951) 699-5717

Copy to:

Scott T. Schafer, Esq.
148 Woodward Ave.
Escondido, CA 92025
Fax:  (760) 781-1771

Any party may change its address for the purpose of this Section by giving the other party written notice of its new address in the manner set forth above.

8.6           Amendments; Waivers.  This Agreement may be amended or modified, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by the parties hereto, or in the case of a waiver, by the party waiving compliance.  Any waiver by any party of any condition, or of the breach of any provision, term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall not be deemed to be nor construed as further or continuing waiver of any such condition, or of the breach of any other provision, term, covenant, representation or warranty of this Agreement.

8.7           Entire Agreement.  This Agreement and the schedules hereto and the Transaction Documents contain the entire understanding between the parties hereto with respect to the transactions contemplated hereby and thereby and supersedes and replaces all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions.  All schedules hereto and any documents and instruments delivered pursuant to any provision hereof are expressly made a part of this Agreement as fully as though completely set forth herein.

8.8           Parties in Interest.  Nothing in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than the Seller and the Buyer and their respective successors and permitted assigns.  Nothing in this Agreement is intended to relieve or discharge the obligations or liability of any third Persons to the Seller or the Buyer.  No provision of this Agreement shall give any third Persons any right of subrogation or action over or against the Seller or the Buyer.

8.9           Section and Paragraph Headings.  The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

8.10           Mutual Drafting.  The parties hereto are sophisticated and have been represented by attorneys throughout the transactions contemplated hereby who have carefully negotiated the provisions hereof.  As a consequence, the parties do not intend that the presumptions of laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement or any agreement or instrument executed in connection herewith, and therefore waive their effects.

8.11           Further Assurances.  From and after the Closing, as and when requested by any party, each party will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, at the requesting party’s expense, all such further or other actions, as such other party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement.

8.12           Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute the same instrument.  Signatures transmitted electronically or by facsimile shall have the same legal and binding effect as original signatures.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

ESKIMO PIE FROZEN DISTRIBUTION, INC.

By: ”David J. Stein”
Name:  David J. Stein
Title:  President

SOUTHWEST TRADERS, INC.

By: ”Ken Smith”
Name: Ken Smith
Title: President

Executing only for purposes of Section 6.6 and Section 6.11 of this Agreement:

INTEGRATED BRANDS, INC.

By:________________________
Name:  _____________________
Title:  ______________________